UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68081

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cirrus Research, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 W. 40th St., Suite 1103
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	alank@cirrus-res.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

MAR 4 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Satya Pradhuman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cirrus Research LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THIRZA T. MORAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6213717
Qualified In New York County
My Commission Expires November 16, 2025

Signature: [signature]

Title: CEO.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CIRRUS RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cirrus Research, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cirrus Research, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cirrus Research, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cirrus Research, LLC's auditor since 2023.

Hauppauge, New York
March 28, 2024

Nawrocki Smith LLP

CIRRUS RESEARCH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Current assets:		
Cash	$	169,806
Accounts receivable		102,245
Right to use asset		12,744
Prepaid expenses		1,000
Total current assets		285,795
Property and equipment		982,187
Less: accumulated depreciation		(582,132)
		400,055
Security deposits		19,840
TOTAL ASSETS	$	**705,690**

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	68,984
Lease liability		13,575
Total current liabilities		82,559
Members' equity		623,131
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**705,690**

See accompanying notes to financial statements.

1.   **Organization and Nature of Business:**

Cirrus Research, LLC (The "Company"), a New York limited liability company, is registered as a broker-dealer with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company performs research services to various investment companies.

2.   **Summary of Significant Accounting Policies:**

Basis of Accounting:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:

The Company complies with and records its revenues in accordance with Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)."

In accordance with Topic 606 revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company records its research and portfolio service fees as they are earned based on the services provided or consummation of the related transaction.

Cash and Cash Equivalents:

Cash equivalents are limited to short-term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

2.   **Summary of Significant Accounting Policies (Continued):**

Accounts Receivable:

Accounts receivable is stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. There is no allowance for doubtful accounts at December 31, 2023 as the Company determined the risk of non collection on its current receivables to be zero.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repair and maintenance charges, which do not increase the useful lives of assets, are charged to expense as incurred. Depreciation expense for the year ended December 31, 2023 was $91,557. Depreciation is recorded using straight line over an asset's estimated useful life in periods ranging from 3 to 10 years.

Income Taxes:

The Company has elected to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the members under this form of organization.

3.   **Net Capital Requirements:**

Cirrus Research, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, Cirrus Research, LLC had net capital of $99,991 after adjustments for non-allowable assets, which was $94,991 in excess of its required net capital. Cirrus Research, LLC's net capital ratio was .6982 to 1.

4.   **Operating Lease:**

Office lease:

The Company entered into a lease agreement with Am Trust Realty Corp. for the rental of property located at 303 South Broadway, Suite 212, Tarrytown, NY 10591 which expires on February 29, 2024.

4. **Operating Lease (continued):**

Office lease (continued):

Future minimum lease payments for the lease term are:

Year Ended December 31,	
2024	$ 13,575

The lease was determined to be an operating type lease. The Company recorded rent expense for the year of $80,274. In accordance with FASB issued ASU 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The Company has reviewed and based the right of use asset and lease liabilities on the present value of unpaid future minimum lease payments. As of December 31, 2023 the right of use asset and lease liability recorded on the Statement of Financial Condition was $12,744 and $13,575, respectively.

5. **Possession or Control Requirements:**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i), nor would there have been in reliance on Footnote74 to SEC release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

6. **Concentration of Risk:**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

7. **Commitments and Contingencies:**

The Company does not have any commitment or contingencies as of December 31, 2023.

8. **Subsequent Events:**

Management has evaluated subsequent events through March 28, 2024, the date the financial statements were available to be issued, noting the following:

In January 2024, the Company entered into a three-year lease agreement with 110 West 40 Holdings LLC for the office space located at 110 W. 40th St, Suite 1103, New York, NY 10018. This lease will be accounted for in accordance with Topic 842 during the fiscal year ended December 31, 2024